Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary Name	Jurisdiction of Organization
Anteris Aus Operations Pty Ltd	Australia
Anteris Technologies Asia Pte. Ltd.	Singapore
Anteris Technologies Corporation	Minnesota
Anteris Technologies Investments Pty Ltd	Australia
Anteris Technologies Pty Ltd	Australia
Anteris Technologies Sàrl	Switzerland
v2vmedtech, inc.	Delaware